

July 9, 2010

Mr. Philippe Tartavull
Chief Executive Officer and President
Hypercom Corporation
8888 East Raintree Drive, Suite 300
Scottsdale, AZ 85260

> **Re: Hypercom Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Forms 8-K filed on March 1, 2010 and May 5, 2010**
> **File No. 001-13521**

Dear Mr. Tartavull:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

General

1.   Please tell us what consideration you gave to providing in your business section the disclosure called for by Item 101(c)(1)(v) of Regulation S-K with respect to the seasonality of the company's business. In this regard, we note from page 99 that revenues for your first quarter were lower than the other three quarters for each of the past three fiscal years, and we note further that in your earnings call for the fiscal quarter and year ended December 31, 2009, management indicated that the company's first quarter historically tends to have lower revenues.

Proprietary Rights, page 14

2.   Please refer to prior comment 3 from our letter dated April 24, 2008, relating to your
        Form 10-K for the fiscal year ended December 31, 2007. In response to this prior
        comment, you indicated in your response letter dated May 23, 2008, that the company
        would provide enhanced disclosure in future filings regarding its patents, copyrights,
        trademarks and trade secrets, including their importance to the company and their
        duration, pursuant to Item 101(c)(1)(iv) of Regulation S-K. However, you do not appear
        to have provided such enhanced disclosure in your Form 10-K for the fiscal year ended
        December 31, 2009. In this regard, we note that the disclosure under the heading
        "Proprietary Rights" in your Form 10-K for fiscal 2009 is substantially similar to that
        provided in your Form 10-K for fiscal 2007. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Contractual Obligations, page 49

3.   We note your disclosure on page 88 of your liability for uncertain tax positions, however,
        you have not presented a corresponding obligation within your contractual obligations
        table nor have you disclosed the basis for excluding these amounts from the table. Please
        tell us how you considered the SEC Regulations Committee Meeting minutes of April 17,
        2007. Please also refer to response number 8 in your correspondence to us dated May 23,
        2008.

Quantitative and Qualitative Disclosures About Market Risk, page 50

4.   We note that you previously "hedged the translation of [y]our net investment in foreign
        subsidiaries in an attempt to neutralize the effect of translation gains or losses in the
        statement of operations." Please tell us how you accounted for this hedge and refer to the
        authoritative guidance you relied upon when determining your accounting. As part of
        your response, tell us the amounts recorded in your financial statements related to the
        hedge in the periods presented.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 51

5.   We note the following disclosure: "[O]ur Chief Executive Officer, Chief Financial
        Officer, and Chief Accounting Officer have concluded that, as of the end of such period,
        our disclosure controls and procedures were *effectively designed* to ensure that
        information we are required to disclose in reports we file or submit under the Exchange
        Act is (1) recorded, processed, summarized and reported timely as specified in SEC rules
        and forms and is (2) accumulated and communicated to our management, including our
        certifying officers, as appropriate to allow timely decisions regarding required
        disclosures" (italics added). Item 307 of Regulation S-K requires disclosure of
        management's conclusion regarding the effectiveness, not merely the design, of the

registrant's disclosure controls and procedures.   Confirm, if true, that your certifying officers reached a conclusion that your disclosure controls and procedures are in fact effective, and revise future filings accordingly. Please note that this comment also applies to your disclosure on page 22 of your Form 10-Q for the quarterly period ended March 31, 2010.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 60

6.   We note that you reconcile "Loss before discontinued operations" to "Net cash provided by operating activities." Please tell us how you considered ASC 230-10-45-28, which indicates that the statement of cash flows prepared under the indirect method should start with "net income."

Notes to Consolidated Financial Statements

Note 22. Segment, Geographic, and Customer Information, page 94

7.   Please tell us what consideration you gave to disclosing material amounts of revenue or assets attributable to any individual countries pursuant to FASB ASC 280-10-50-41. Further, we note that this footnote, which you cross-reference on page 2 of your Business section, does not appear to provide the complete disclosure called for by Item 101(d) of Regulation S-K. In this regard, please provide the revenues attributable to, and long-lived assets located in, the company's country of domicile and any individual foreign country, if material.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010)

Corporate Governance

Director Nominee Criteria and Process, page 9

8.   You discuss in this section key experiences that you believe your current directors bring to the board, such as leadership and finance experience, and you indicate that such experiences are "represented in their individual biographies" in the proxy statement. Notwithstanding the reference to the individual biographies of the directors, you do not appear to have adequately identified and discussed, on a director-by-director basis, the specific experience, qualifications, attributes or skills that led to the conclusion that each such director or director-nominee should serve on the board of the company, as called for by Item 401(e)(1) of Regulation S-K. For guidance, please consider our Regulation S-K Compliance and Disclosure Interpretation 116.05.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010)

Compensation Discussion and Analysis, page 11

General

9.   Please refer to prior comments 1 through 3 from our letter dated June 20, 2008, relating to your Form 10-K for the fiscal year ended December 31, 2007. In response to these comments, you indicated in your response letter dated July 14, 2008, that the company would provide enhanced disclosure in future filings to provide each of the following:

- Additional analysis of the effect of individual performance on cash compensation for your named executive officers;

- A focused quantitative discussion of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under your annual cash incentive plan; and

- Specific disclosure of the items of performance considered with respect to grants of stock options to your named executive officers.

However, you do not appear to have provided such enhanced disclosure with respect to the above matters in your compensation discussion and analysis for fiscal 2009. Please advise.

Analysis and Components of Executive Compensation, page 14

10.   We note your disclosure that the company engages in competitive benchmarking in determining compensation for its named executive officers. In this regard, we note your statements that you target base salaries for your executives at the median base salary of executives performing similar roles at companies of similar size and complexity as Hypercom, and that over time you aim to approach total cash compensation (including base salary) at approximately the 75th percentile of executives at such comparable companies. Please clearly disclose where actual 2009 payments fell in comparison to the targeted benchmarks with respect to each material element of compensation that the company benchmarks. To the extent actual compensation for any of your named executive officers differs significantly from the targeted percentile, please explain why.

Annual Cash Incentive Awards for 2009, page 16

11.   You disclose that cash awards made to your named executive officers for 2009 under your revised cash incentive plan were based in part on achievement of corporate financial performance targets based on operating income and revenues for the balance of fiscal 2009. You disclose actual operating income and revenue for the applicable period, but you do not disclose the specific terms of the targets. It appears that you have omitted

quantitative disclosure of the terms of these performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the operating income and revenue targets may be omitted pursuant to Instruction 4, please provide us with a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical, company-wide financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. For guidance, refer to our Regulation S-K Compliance Disclosure and Interpretation 118.04.

Long-Term Incentives, page 17

12.   Please explain how you determined the size of the stock option and restricted stock awards granted to your named executive officers for fiscal 2009. See Item 402(b)(1)(v) of Regulation S-K. With respect to stock option grants, as noted in prior comment 3 from our letter dated June 20, 2008, you indicate that the number of options granted to each named executive officer for 2009 was based in part on "individual performance, retention risk, compensation bands, and other special factors," but it is unclear from the disclosure provided how these factors were considered in determining the appropriate size of the option grants. It is similarly unclear from the disclosure provided how you determined the size of the 2009 restricted stock awards for each of your named executive officers. Please ensure that your disclosure contains appropriate analysis of the specific factors the compensation committee considered in setting compensation levels and that it describes the reasons why the committee believes that the equity awards granted to each named executive officer are appropriate in light of the various items considered in making specific compensation decisions.

Summary Compensation Table, page 22

13.   We note that you have included in the bonus column of your summary compensation table the cash incentive awards paid to your executive officer for fiscal years 2007 through 2009. Your compensation discussion and analysis indicates that these annual cash incentive awards (as contrasted with purely discretionary awards) are tied to achievement of specific annual corporate and individual performance targets that were pre-established and communicated to your executives. Accordingly, it appears that these awards were made pursuant to an "incentive plan," as such term is defined in Item 402(a)(6)(iii) of Regulation S-K, and that they should be reported in the summary compensation table as non-equity incentive plan awards. The bonus column should include only those awards that were purely discretionary without correlation to satisfaction of specific performance measures. It further appears that the Grants of Plan-Based Awards table should reflect your performance-based cash incentive bonus plans. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see our Regulation S-K Compliance and Disclosure Interpretation 119.02.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010)

Certain Relationships and Related Transactions, page 41

14.   You disclose that you "did not enter into or participate in any such Interested Transactions or any other related transactions in Fiscal 2009." Item 404(a) of Regulation S-K requires disclosure of transactions with related persons "since the beginning of the registrant's last fiscal year, or any currently proposed transaction." Please confirm that there were no transactions during the full period specified by Item 404(a) that were required to be disclosed by the company in its definitive proxy statement, or advise. Provide conforming disclosure in future filings.

15.   We note your brief discussion in this section of company's credit agreement and other transactions with Francisco Partners and its affiliates, and we note disclosure elsewhere that your director Keith Geeslin is a partner of Francisco Partners. Please tell us how you concluded that you were not required to identify your transactions with Francisco Partners and its affiliates as related party transactions pursuant to Item 404(a) and to provide the complete disclosure called for by that Item with respect to such transactions. In this regard, if it is your belief, please explain how you concluded that Mr. Geeslin does not have a "material direct or indirect interest" in such transactions.

Forms 8-K filed on March 1, 2010 and May 5, 2010

16.   We note your presentation, within the Reconciliation of Non-GAAP Financial Measures, of non-GAAP percentages of product revenue, service revenues and total net revenue. Please revise in future filings to clearly label these percentages as non-GAAP.

Form 10-Q for the Quarterly Period ended March 31, 2010

Notes to Consolidated Financial Statements

Note 2. Business Acquisitions and Other

HBNet Sale to the Phoenix Managed Networks, page 4

17.   Please explain how you have accounted for the Phoenix Managed Networks transaction. In this regard, clarify whether you sold assets or a business, the fair value of the assets or business sold, whether you have substantial continuing performance obligations or any actual or implied commitments to support the operations of the Phoenix. Also, please tell us how you have accounted for your interest in Phoenix.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy

Mr. Philippe Tartavull
Hypercom Corporation
July 9, 2010
Page 7

and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483, or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief